Exhibit 99.1

FINAL TRANSCRIPT

Conference Call Transcript HOLX—Hologic Acquisition Announcement of Third Wave Event Date/Time: Jun. 09. 2008 / 8:30AM ET

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  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

CORPORATE PARTICIPANTS

Jack Cumming

Hologic—Chairman, CEO

Glenn Muir

Holigic—EVP, CFO

Dr. Ellen Sheets

Hologic—CMO

Howard Doran

Hologic—President Diagnostic Products

Kevin Conroy

Third Wave—President, CEO

Rob Cascella

Hologic—President, COO

Dr. Rowan Hesti

Hologic—Scientific Liason, Business Development Team

Jorge Garces

Third Wave—SVP, Research and Development

Dr. Eric von Stetten

Hologic—Director of Research

CONFERENCE CALL PARTICIPANTS

Imron Zafar

Deutsche Bank—Analyst

David Lewis

Morgan Stanley—Analyst

Amit Hazan

Oppenheimer—Analyst

Eric Lo

Merrill Lynch—Analyst

Amit Bhalla

Citi—Analyst

Ed Shenkan

Needham—Analyst

Isaac Ro

Leerink Swann—Analyst

Jonathan Block

SunTrust Robinson Humphrey—Analyst

Charles Chon

Goldman Sachs—Analyst

Quintin Lai

Robert W. Baird—Analyst

Bill Quirk

Piper Jaffray—Analyst

Matthew Scalo

Canaccord Adams—Analyst

Dan Leonard

First Analysis—Analyst

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  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Kaey Nakae

Collins Stewart—Analyst

Bruce Jackson

RBC Capital Markets—Analyst

Josh Jennings

Jefferies—Analyst

Zarak Khurshid

Caris—Analyst

Tycho Peterson

JPMorgan—Analyst

Un Kwon-Casado

Pacific Growth Equities—Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Hologic acquisition of Third Wave conference call. Today’s call is being recorded. Before we begin management of Hologic Inc. has asked that the following statement be read.

Certain statements made by management of Hologic Inc. during the course of this conference call may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve statements with known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of Hologic to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, among others, those detailed from time to time in the Company’s filings with the Securities and Exchange Commission. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances upon which any such statement is based.

At this time for opening remarks and introductions I’d like to turn the conference ever to Jack Cumming, Chairman and CEO. Please go ahead, sir.

Jack Cumming —Hologic—Chairman, CEO

Thank you, Roki, and good morning, everyone. Earlier this morning we announced that Hologic has agreed to acquire Third Wave Technologies. Third Wave is a molecular diagnostic company based in Madison, Wisconsin. Their innovative and patented Invader chemistry and underlying technology represents an outstanding opportunity for Hologic to enter the molecular diagnostic market.

In addition, Cervista and Cervista 1618, the Company’s products for HPV testing that are currently under FDA review; represent a highly strategic addition to our portfolio of leading products focused on women’s health.

We are pleased to welcome Kevin Conroy, Third Wave’s President and CEO, and Jorge Garces, Senior VP R&D, to today’s conference call to join us in reviewing this opportunity with you and to answer any questions you may have. Also joining us today are Rob Cascella, Hologic’s President and COO; Glenn Muir, Hologic’s Executive VP and CFO; Howard Doran, the President of our Diagnostics Group; Dr. Ellen Sheets, our Chief Medical Officer; Dr. [Rowan Hesti], Scientific Liaison from our business development team; and Dr. Eric von Stetten, our Director of Research.

With the acquisition of Cytyc last year we gained access to a completely new product franchise with a strong distribution presence in key markets. Fundamental to that strategy which led to the Cytyc acquisition was the ability it gave us to combine innovative and emerging technologies with our established sales and marketing resources. This led us to seriously consider the molecular diagnostics markets, a growing and important market that will impact the lives of people worldwide and, very importantly, its calling patterns are closely aligned with ours.

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  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

There are several reasons why we believe Third Wave is the right acquisition for Hologic to make today. Since HPV testing is in an adjacency to our ThinPrep franchise we have been evaluating this market for quite some time. Third Wave has always been a focus from this perspective and the release of the Company’s recently completed clinical trial results for HPV further strengthened our conviction that this was the right opportunity for us.

In addition, the recent FDA approval of the Company’s cystic fibrosis tests further validated the Company’s molecular diagnostics platform, Invader, as a molecular diagnostics technology that can be leveraged for development of future tests.

This spring Merrill Lynch and XMS Capital contacted us as exclusive representatives for Third Wave which was initiating a process to consider their strategic options including possible acquisition; and the outcome of that process is what brings us here today.

We believe this transaction has compelling strategic and financial benefits to Hologic and I’d like to summarize those benefits. They include strengthening our diagnostic product portfolio by providing Hologic with an innovative and patented molecular diagnostics platform; secondly, providing us near-term access to be rapidly growing HPV market with novel molecular diagnostics testing technology; third, enabling new revenue growth from several non-HPV diagnostic tests; fourth, aligning perfectly with our current sales force and diagnostic customers; and finally, delivering the opportunity for attractive revenue growth and earnings expansion.

We believe when fully commercializes Third Wave’s Cervista high-risk screening assay and 1618 genotyping will provide a competitive alternative to existing HPV tests due to its internal control that should reduce false negatives, the small volume of patient sample required to run the test, and the operational improvements afforded to the lab. This will allow Hologic to fully participate in the growing worldwide HPV market as a technology leader.

In addition to HPV, the acquisition of Third Wave gives Hologic access to a patented molecular diagnostic platform which will expand our offerings to our lab and physician customers. The U.S. molecular diagnostic market is a $2.1 billion market and is the fastest-growing segment of the $30 billion in vitro diagnostics market. With Third Wave Hologic will be able to effectively compete in all segments of the molecular diagnostics market. However, the initial strategic focus will be on HPV, HCV, CTNG, HAI and pharmacokinetics. Together these markets total over $1 billion in the U.S. alone.

We believe Third Wave’s Invader technology offers numerous technology advantages which should elevate its products to best-in-class stature and which we believe will be critical to successful entry into multiple markets. And some advantages of the Invader chemistry and technology include flexible and adaptable to a large menu of diagnostic tests; highly sensitive and specific offering performance advantages over currently available tests; simple to use with low labor requirements; a platform for improved lab economics, broad compatibility with standard lab equipment; and a pathway to a fully automated lab solution with complete walkaway capability from sample in to result out.

For example, Third Wave’s InPlex cystic fibrosis test is already FDA approved and currently marketed. This product will be a natural complement to our full-term preterm birth product which is sold by our OB/Gyn salesforce. Third Wave has submitted two PMAs for their newly developed HPV test, the high-risk HPV test, Cervista HR and Cervista 1618 for 1618 genotyping. Both products are complementary additions to our diagnostics business group and will be marketed by our outstanding diagnostic sales and marketing organizations.

We view the cervical cancer market as core to the Hologic franchise and we believe the addition of Third Wave’s HPV products will strengthen our business both domestically and internationally. We plan to launch internationally upon completion of the transaction. CE Mark has been received for the high-risk test and is being pursued for the 1618 test. We plan to utilize the presence of Hologic’s direct and distributor resources in addition to the relationships already established by Third Wave to launch internationally after the transaction closes beginning with the EU and selected other countries with a strong interest in HPV testing.

Once approval is granted by the FDA in the United States Hologic will immediately begin to market these products. Hologic has a comprehensive sales and distribution network including over 425 direct sales representatives covering the broad U.S. women’s health market. We have built strong relationships with clinical labs and OB/Gyn’s which will be critical to our ability to successfully enter the market. Hologic plans to expand the Invader chemistry menu in the near future with an FDA approved CTNG allowing labs to test for both HPV from our same ThinPrep file.

The combined CTNG and HPV U.S. market was approximately 500 million in 2007. When you combine Third Wave’s current and future pipeline products for the Invader chemistry platform, the total U.S. market opportunity is greater than $1 billion. We view this acquisition as a critical step in maintaining Hologic’s commitment to women’s health and in continuing our strong revenue and earnings growth into the future. And with that I would like to now turn it over to Glenn who will discuss the financial terms of the transaction. Glenn?

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  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Glenn Muir —Holigic—EVP, CFO

Thanks, Jack, and good morning. For us this deal is straightforward; it fits in our core franchise of women’s health, plays to our distribution strength in established channels and will lead to significant revenue growth and earnings accretion. It is both strategically and financially attractive.

Looking at the transaction overview, Third Wave shareholders will receive $11.25 per share which, based on the number of shares outstanding and the conversion of their convertible note and warrant will result in approximately 52 million shares acquired for a diluted equity value of $580 million. As we expect the net debt acquired to be zero at the time of close, the enterprise value of this transaction is also $580 million. We intend to borrow $600 million to finance this transaction in the form of a senior secured credit facility on terms substantially consistent with our existing credit facility.

The new credit facility will reflect current prevailing rates which we estimate will come at a cost of LIBOR plus 2.5% to 2.75% with a potential for some modest upfront fee equal to 50 to 100 basis points. We believe our legacy bank group will continue to be supportive of the Company, but are provided certainty by a firm financing commitment from Goldman Sachs extending into the fall.

At our May 1st conference, I noted that we had $90 million of term loans remaining from the October 22nd merger with Cytyc and anticipated paying them off in full by the end of the fiscal year. We are ahead of plan and this $90 million is scheduled to be fully paid off at the end of this month. We continue to generate significant cash flow. When this deal closes the only noteworthy debt, other than a small line of credit in Europe, will be the new Term Loan A to finance this transaction and the convertible note we currently have on the books. This new $600 million term loan is expected to be paid off within a 2.5-year time frame.

In order to close we have only customary closing conditions, antitrust review and various country filings. We expect to launch the tender offer within two weeks and to complete the tender offer about one month later. Depending on whether we need to extend the tender offer period and on the timing of HSR review, we may be able to close in the early to mid August time frame.

If we do close as expected in our fiscal fourth quarter we are expecting a sizable non-cash acquisition charge primarily related to a write-off of in process R&D from the transaction. The size of the charge will be determined after a full analysis of the value of current R&D projects at Third Wave.

Absent onetime acquisition-related charges in Q4, this transaction is expected to be slightly dilutive to our non-GAAP EPS in fiscal 2008. Depending on when in the quarter we close, we are anticipating somewhere between $0.02 and $0.03 per share dilution to our fourth-quarter 2008 non-GAAP EPS.

For fiscal 2009, our first post completion fiscal year, we are expecting Third Wave to be approximately $0.10 dilutive to our non-GAAP EPS which excludes only the amortization of intangibles generated in this deal. For fiscal 2009 this is based on revenues of approximately $60 million of which sales of the HPV product represents approximately 40%. Today HPV represents between 20% and 25% of Third Wave’s business. We expect HPV-related revenues to accelerate in fiscal 2010 leading to overall revenue growth of 50% compounded over the next five years and resulting in Third Wave being accretive to our non-GAAP EPS beginning in 2010.

The acquisition does provide us with a nice tax NOL carryforward of approximately $160 million which we can use over the next few years. As such this acquisition will be cash flow neutral the first year and increasingly positive thereafter. With that I’d like to turn the call back to Jack.

Jack Cumming —Hologic—Chairman, CEO

Thank you, Glenn. Before we take questions I just want to hit on a couple points. Glenn will be leaving later this afternoon with Howard Doran to go out to California to attend the Goldman Sachs conference where they’ll be presenting on Tuesday and be involved with one on ones. Rob and Dr. Hesti will be at the Needham conference in New York City on Wednesday, again presenting and doing one on ones. Glenn will join them for a portion of that day, so we encourage those of you that are in the area to attend and try to get with them.

Very importantly, I just wanted to say that we have great respect for Third Wave’s leadership and the support team. They have exciting products that their researchers and scientists have developed and they bring a lot of technical expertise to Hologic. We welcome them, we welcome all the associates and we’re excited that these folks are going to become part of the Hologic family in the very near future. And with that I will now turn the call back to Roki who can ask anybody who would like to have a question, please do so — remembering again that Glenn and I and Rob and our scientific and medical team along with Kevin and Jorge Garces are available to answer these calls.

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  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Imron Zafar, Deutsche Bank.

Imron Zafar —Deutsche Bank—Analyst

Good morning. Thanks for taking my question and congratulations. My first question is on the (inaudible) for an antitrust issue. Do you foresee any challenges there?

Glenn Muir —Holigic—EVP, CFO

No. This is Glenn. We have reviewed the FDA, we are moving forward with our HSR are filing as we speak, and we are not expecting any issues whatsoever.

Imron Zafar —Deutsche Bank—Analyst

Okay. From the Hologic (technical difficulty) have you been fully unblinded to the Phase III data for the pivotal trial for the HPV assay?

Jack Cumming —Hologic—Chairman, CEO

Yes, we have and I’ll let Dr. Sheets answer this.

Dr. Ellen Sheets —Hologic—CMO

Yes, we’ve gone over the complete submission along with Jorge and his team over at Third Wave and feel that this is an excellent submission and it meets the pre agreement discussions with the FDA. And we are anticipating a highly probable in terms of its being able to get through the FDA process.

Imron Zafar —Deutsche Bank—Analyst

Okay, great. Thank you very much.

Operator

David Lewis, Morgan Stanley.

David Lewis —Morgan Stanley—Analyst

Good morning, guys. So I think the critical thing here is obviously how successful can you be with HPV and what is the case for [Suros]. So maybe this is for Jack or for Howard. But I wonder if you think about automation, Q&S rate, assay quality, your ability to bundle with large labs in your international force. Can you maybe make the compelling case for why you can take a dramatic amount of share in the HPV market and therefore why you can justify the price paid this morning?

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  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Jack Cumming —Hologic—Chairman, CEO

Sure, I’ll let Howard answer that.

Howard Doran —Hologic—President Diagnostic Products

David, yes, I think you hit most of the highlights. I think first and foremost — I think what’s going to be real important for the laboratories is the entire economic equation associated with the assay and I think it starts right on the front end with the automation. We believe there will be tremendous operational efficiencies for the laboratory both in the manual methodology in smaller labs and the more complex automation for larger volume labs.

Second would be yes, QNS, which is quantity not sufficient. Right now using the QIAGEN assay on the ThinPrep Pap Test about 5% of the time reportable results are not able to be given out because there’s not enough fluid remaining in the vial for the assay. We have heard from the clinical trial data as well as current users of the assay that with the Third Wave platform that gets reduced by 80%.

So if you just quickly do the math on a large lab doing 1 million tests and 5% of the time they cannot report out a result and now they can, that is a large number of tests that now can be appropriately billed to insurance and the economics that come along with that.

I mean, certainly price will be part of the equation, but I think, again with QNS and the operational efficiencies, the overall economic package will be very compelling for laboratories.

Jack Cumming —Hologic—Chairman, CEO

David, this is Jack again, we believe the manual test right now is quicker and less labor-intensive than the HPV tests on the market today. Third Wave is also in the process of developing a fully automated solution that promises this walkaway functionality. So the test then results should be available within a single lab shift and we don’t know of any other system like that on the market today.

David Lewis —Morgan Stanley—Analyst

Okay. And just two —.

Glenn Muir —Holigic—EVP, CFO

David, one other point though. I think if Hologic thinks about what’s important to us in the marketplace, and this is really a follow-on to all our products, if you look at our product line-up, they are number one technologies in the marketplace and that’s why we aligned ourselves with Third Wave. When we look at their product we are convinced that this is the best product on the marketplace with, as Howard mentioned, better automation, QNS, but better technology from a specificity standpoint.

This is absolutely important to us, so we chose to move forward with Third Wave. So when we think about the current market and the market that exists today, we do believe we will have success against competition in the marketplace. But I think also we have to keep in mind that the market in the U.S., which we anticipate will be about $400 million over the next few years, is only about 50% penetrated. So not only do we have an advantage against the competition, we feel that the market will continue to expand.

If we look at the market outside the U.S. we also believe that opportunity is $400 million over the next few years, but that is even penetrated to a lesser extent maybe 10% today. So it’s really a combination of our technology and future marketing growth.

David Lewis —Morgan Stanley—Analyst

That’s actually very helpful. So just two more quick questions. One, I think Kevin, you may be the only lawyer in the room, either fortunately or unfortunately — but in terms of subtype 52, what is your view in terms of the ability to use subtype 52 using the intricacies of your technology?

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  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Kevin Conroy —Third Wave—President, CEO

We believe very strongly that we have designed a product that respects the intellectual property that exists. And you can read the decision by Judge Crabb in the Western district of Wisconsin and see that we prevailed in the litigation that we had and we continue to expect to prevail at the Court of Appeals level which is upcoming.

David Lewis —Morgan Stanley—Analyst

Okay. And then lastly and I’ll jumped back in queue — on gonorrhea and Chlamydia specifically, do you have a timing yet for when that assay could be on the U.S. market?

Kevin Conroy —Third Wave—President, CEO

No, we have not discussed that publicly recently.

David Lewis —Morgan Stanley—Analyst

Okay. Thank you very much.

Operator

Amit Hazan, Oppenheimer.

Amit Hazan —Oppenheimer—Analyst

Good morning, guys, and congratulations. Just really quickly. I’m wondering, in the U.S. market can you talk a little bit about how you plan to market this in conjunction with Pap, especially in terms of the interval question? You’re expecting it to be a (technical difficulty) market in the next few years. What happens to Pap during that time and how do you think about the interval developing and how will you market that relative to the current guidelines?

Howard Doran —Hologic—President Diagnostic Products

So far we believe that right now about 25% of the time currently in women over 30 an HPV test is being ordered with the combination of a Pap test or a ThinPrep Pap Test. And we have not at this point seen any material change in overall Pap volumes. Through research with clinicians as well as patients the annual Pap continues to be very, very important for women during their annual exam.

So we have built some modest decline in Pap volume over the years as we anticipate some expansion interval, but today we really have not seen any impact of the current users of this methodology on overall Pap volumes. So we have taken a cautious approach and we have modeled in some erosion in overall Pap volume, but we absolutely expect to use our sales channel of the physician sales team going out talking about the benefits of the ThinPrep Pap Test and inclusion of HPV testing in women over 30.

We plan on utilizing our labs (technical difficulty) sales team to go out and sell the economic advantages, again, that we’ve talked about earlier which are we believe tremendous operational efficiencies for the laboratory, superior QNS rates and then the one thing we did not talk about earlier is in the future the also addition of 16 and 18 genotyping which we think will be very important to the lab as well as the physician office. But again, we have not seen a material change in Pap volumes today and we have modeled in modest change over time, but we do not think it will be dramatic in nature.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Amit Hazan —Oppenheimer—Analyst

Okay. And then just my second question is more related to guidance, especially in fiscal year ‘09. I have a sense you’re being conservative there, but with $60 million in top-line contribution I’m having a really hard time getting to the $0.10 dilution. Glenn, can you talk a little bit about expenses and what you expect in that year, especially with the big overlaps in sales and marketing. Are you still expecting a large R&D expense or something in G&A or something we might be missing?

Glenn Muir—Holigic—EVP, CFO

I don’t know what you’re missing on that. I mean, I don’t think you probably are. I think our guidance reflects the channel that we’re already selling into and the existing sales and marketing resources that we have today. So I think we have to reflect that a little bit when we run through the model.

Amit Hazan—Oppenheimer—Analyst

Okay, thanks very much.

Jack Cumming—Hologic—Chairman, CEO

Just to let everybody know that you will have a chance to come back from the queue. We don’t intend to abruptly cut this off or anything else. We want to make sure that we get all your questions answered this morning.

Operator

Eric Lo, Merrill Lynch.

Eric Lo—Merrill Lynch—Analyst

Good morning, guys. Just a couple quick questions. What type of cost synergies are you assuming in your projections for fiscal ‘09 and ‘10? And a second question is was there a breakup fee for this deal? And lastly, was this acquisition of Third Wave shopped around? Thanks.

Jack Cumming—Hologic—Chairman, CEO

Glenn, you want to talk about —?

Glenn Muir—Holigic—EVP, CFO

Let me talk a little bit about the cost synergies in ‘09. I think we have to think of this more as leveraging an existing sales and distribution channel on the Hologic side today. So it’s more about not having to roll out a new product with all the commercialization that goes into it from a sales and marketing standpoint. That’s what we reflected in our thinking going forward and that’s the bulk of what I would call cost synergies.

Eric Lo—Merrill Lynch—Analyst

Jack, as far as the process — as we said in the beginning, we were contacted by Merrill and XMS, if Kevin would like to talk about it. I don’t think it’s for us to talk about the process except the fact is that we were one of the participants in it. Kevin, do you want to add any color?

Kevin Conroy—Third Wave—President, CEO

No, Jack, other than that we’ll be filing documents with the SEC that will describe the process leading up to the transaction.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Jack Cumming—Hologic—Chairman, CEO

Fine.

Eric Lo —Merrill Lynch—Analyst

Can you comment on whether or not there was a breakup fee for this?

Glenn Muir—Holigic—EVP, CFO

Yes, there is a breakup fee.

Eric Lo—Merrill Lynch—Analyst

Can you provide some details, specifics on what the amount might be?

Glenn Muir—Holigic—EVP, CFO

Yes, that amount is $18 million.

Eric Lo—Merrill Lynch—Analyst

Great, thanks. And last question is on intangible amortization. I know it’s early, but what type of assumptions are you guys making in terms of a process R&D charge and what in terms of intangible amortization?

Glenn Muir—Holigic—EVP, CFO

We’re going to have to do a little bit more of a detailed review. I hate to really speculate on that. It will be sizable, we do have to review the R&D projects at Third Wave today and to go through them. So we’re going to have to provide more color on that as we go through all the projects.

Eric Lo—Merrill Lynch—Analyst

Thanks, Glenn.

Operator

(OPERATOR INSTRUCTIONS). Amit Bhalla, Citi.

Amit Bhalla—Citi—Analyst

Thanks for taking the question. Jack, a question for you which you may be getting from investors over the next couple of days. I appreciate what Third Wave brings to the table for your diagnostics franchise, but you may get the question from investors that as you’re trying to integrate Cytyc and the issues that have taken place over the last quarter, why would you do this now? So maybe you could give us some comfort about what’s happening in the base Cytyc business in diagnostics as well as surgical?

Jack Cumming—Hologic—Chairman, CEO

That’s fine and certainly I think a fair question, Amit. We believe that the acquisition of Cytyc and the integration has gone well, depending on if you’re defining the integration looking at the service opportunities to integrate, looking at sales force cross utilization if looking for manufacturing, looking for distribution, finance, IT, etc., those have all gone well.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

On the diagnostics side, actually we have done, which Howard would bear, very, very little tweaking there. Certainly a well-run organization. The sales force, we did make a shift, as everybody knows, at the end of January where we bifurcated the OB/Gyn sales force that would sell the ThinPrep and the full-term versus the folks that would be selling the surgical side. And we think that also has gone well on the diagnostic side.

So are we getting ahead of ourselves? Are we taking on too much? Is really the question. And the answer is, we don’t think so. The situation with NovaSure and bringing down our guidance for this quarter was a function much more of product in channel than not integrating properly because the product is still being manufactured in the exact same place, we haven’t had any product issues.

The sales force — obviously we did have to do some additional training and there was pressure in the market from elective procedures being down. We think that the NovaSure drop was, again, a drop most heavily weighted to product in the channel which is being blown out and we’re recovering from that so we have high expectations for that business. Third Wave is a well-run company and I think I’d let Rob just add his two cents to this based on this question.

Rob Cascella—Hologic—President, COO

Sure. And as Jack had indicated, I think it’s a fair question, we’re perhaps not feeling the same as the question might lead relative to the news about NovaSure. We think that the business is under better control today. We think that we’re in a recovery mode relative to the market. We don’t see anything different in terms of the potential of the business and the strength of that business.

So in categorizing that as a reason not to do an acquisition like Third Wave doesn’t seem rational to us. Third Wave presented itself at a time where I don’t think there was another alternative with respect to delaying or deferring. This is a perfect fit for Hologic at this point and our diagnostic business. So if what the Group might suggest is that we should delay or defer on an acquisition like Third Wave because we adjusted revenue by $3 million or $4 million on NovaSure in our second to third-quarter forecasting doesn’t really seem rational to us.

With respect to the rest of the business, Third Wave is a stand-alone entity and was a public company. It is under very strong controls. They have an excellent manufacturing and production and engineering and scientific group. So in fact what we’re looking at is a business that is a stand-alone business that will be complemented by our distribution and marketing resources — and really only our distribution and marketing resources. We don’t believe that we add to the efforts that are already underway from a science perspective.

Jack Cumming—Hologic—Chairman, CEO

I guess the other thing I would add is that we’ve always said that we would be opportunistic as far as future acquisitions. And as we all know, sometimes you can’t exactly plan the timing of it. This, what we consider, very valuable asset became available. We were offered an opportunity to participate in the process and certainly we did and we’ve been successful. So the timing was more of a process that we were invited to versus us initiating it.

Amit Bhalla—Citi—Analyst

Okay, thanks. That’s very helpful. Just a quick follow-up on the actual test itself. Can you talk to us about — you mentioned specificity is the best on the market or that’s what you’re expecting. Can you quantify that for us and give us some comparisons against other tests and then when will we get to see the full data? Is that the end of July, is that when we should expect to see it? Thanks.

Jack Cumming—Hologic—Chairman, CEO

We’ll do two things here. One, we’ll have Dr. Hesti give us his opinion, but also then we’ll certainly yield to the folks at Third Wave that own this data and the ones who are talking with the FDA. So we would defer to them on what’s going to be seen when. But, Rowan?

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Dr. Rowan Hesti—Hologic—Scientific Liason, Business Development Team

So based on what we saw during our due diligence process, I think that one of the things that attracted us to the Third Wave HPV test is the presence of an internal control, which as far as we’re aware is — as far as we’re concerned is — [gives us a lot of] confidence that a negative result is indeed a negative result. And we hope that that would lower the levels of false negatives out there.

And we’ve also seen as well early indications through abstracts and peer review journals have indicated that the test is giving a lower false negative rate than other available technologies and we would hope that as the test is launched onto the market and gets wide utilization that that specificity increase would actually be confirmed. But I would hand over to Dr. Garces as well to add some other comments.

Jorge Garces—Third Wave—SVP, Research and Development

This is Jorge. We have really good data, not only internally, but from customers that compare the results of our technology with others against sequencing. And just repeatedly we see a much better specificity with the technology as compared to those gold standards.

Amit Bhalla—Citi—Analyst

Thank you, Jorge. And when will (technical difficulty).

Jack Cumming—Hologic—Chairman, CEO

I think was also asked about when the data was going to be available to be seen and I think Jorge can answer that. Do you have an answer for that, Jorge?

Jorge Garces—Third Wave—SVP, Research and Development

Our plans have been to display some of the data at AACC, but already at [CDS] and some conferences we have a number of customers that have presented abstracts and posters, so that will continue as well as publications. We really want to publish the data in peer review journals — that way it has a lot more bang for the buck than just presenting it at a meeting. So the publication route I think is the one that we find preferable right now.

Jack Cumming—Hologic—Chairman, CEO

That’s fine. And Roki, may I ask you to just do a 1 second pause so whoever is giving our current question has a chance to finalize that question or to ask another one? I don’t want to cut them off. And I know Ed Shenkan is waiting in the queue to ask his.

Ed Shenkan—Needham—Analyst

Thanks, Jack. As far as competitive landscape, just wanted to better understand your expectations of when maybe you’re expecting Roche to come and Gen-Probe and others and how that’s expected to influence your market share and revenue expectations for the product?

Jack Cumming—Hologic—Chairman, CEO

Okay, we can talk about it domestically and internationally because obviously Gen-Probe had a release last week that they’re going to be moving into Europe with the sale of their product, but I’ll defer to Howard.

Howard Doran—Hologic—President Diagnostic Products

We believe, as far as the U.S., probably the third entrant in the marketplace would most likely be Gen-Probe. And they have communicated recently publicly they are beginning their clinical trial work. So we would assume that they’ve got to be at least a few years out. So we think we’ll have plenty of runway in the U.S. currently.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

And as Jack pointed out, both Roche and Gen-Probe do have assays available today in the European market. All of those were considered in the numbers that we’re working on, where we think we’ll be over the next horizon. But I think in the U.S. it’s going to be a two company game for the foreseeable future and greater competition in the European market.

Jack Cumming—Hologic—Chairman, CEO

Right. And I guess I would add that certainly we have a high regard for Gen-Probe as a company and as a competitor as we do for Roche which certainly dwarfs most of us with their total revenues. So I mean the competition is going to come from different sources, it’s just going to come at different times. So we’ll expect that in the U.S. over the long haul we’ll be in a fight, as we have been in our other businesses, and hopefully we prevail with the kind of share that we expect from each division.

Ed Shenkan—Needham—Analyst

Talk about the mechanics of sample acquisition for the OB and is there any synergy with the ThinPrep vial which is already out in the market?

Dr. Ellen Sheets—Hologic—CMO

Being able to obtain the sample is exactly the same as you would do for other products that are on the market. What will happen is that cells will be placed from the cervix into the ThinPrep vial and basically the laboratory will split off a small sample from that ThinPrep vial and extract from the cells the DNA necessary to do the assay.

Ed Shenkan—Needham—Analyst

And as far as pricing, what are your expectations?

Jack Cumming—Hologic—Chairman, CEO

The pricing, Howard?

Howard Doran—Hologic—President Diagnostic Products

Again, I think when you look at overall economics of the laboratory we think we’ll have a very, very favorable solution. Again, when you look at all three — I think there are really three components. One is we think there will be operational savings associated with this platform. We think the additional revenue for the laboratory for QNS will be very important. And of course, price always will be as well. So I think the key here is just going to be having the labs understand the full economics of the offering that we have and we think we’ll have a very competitive solution for them.

Jack Cumming—Hologic—Chairman, CEO

Ed, certainly we’re going to be competitive with what’s available today. The Company is very fortunate in all of its segments. We’re trying to sell a total solution and with that total solution has come a premium and we’ve been able to get customers to be able to pay that premium. We’ve tried to keep it as reasonable and competitive as possible and we view this no different than all of our other products.

Ed Shenkan—Needham—Analyst

Thanks, Jack. We’ll see you at the Needham conference on Wednesday.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Jack Cumming—Hologic—Chairman, CEO

Thank you so much.

Operator

Isaac Ro, Leerink Swann.

Isaac Ro—Leerink Swann—Analyst

Thanks for taking the question. First off, just regarding your ‘09 guidance for dilution, I’m just wondering how much of the $0.09 was due to timing of approval versus maybe absorbing some of Third Wave’s cost structure. Just wondering how you guys got to that number relative to those two issues.

Glenn Muir—Holigic—EVP, CFO

Isaac, I think when we look at ‘09 we are expecting revenues for the HPV product to kick in. Now there are revenues from the HPV product today. I mean, here in the United States it is sold for use by the labs under an ASR and we’re beginning to sell it in Europe. In fact, it’s been very minor to date, but we will be launching it in Europe itself.

So when we fit into the ‘09 time frame, the HPV percent of revenues will increase above where they are today, which is about 20% to 25% of the revenues. But, yes, you are absolutely correct, it will be tied in to timing. So we’re hopeful and our hope would be in the first half of calendar ‘09 we would be able to market it in the U.S.

Isaac Ro—Leerink Swann—Analyst

Okay. And then just regarding infrastructure and related opportunities for manufacturing, what can you tell us about how the manufacturing is set up today and how you envision it working into your cost structure maybe over the next two years?

Glenn Muir—Holigic—EVP, CFO

Our view is that the infrastructure has been already established and a lot of investment when into it out in Madison. The plan is to maintain that factory as is and I believe there’s very little additional capital investment that would be necessary for us to go into full production. In addition to that we see that as a platform factory for other such tests. So over the life of Hologic as we add more to that portfolio we see the Madison facility as being really our home base and platform for our molecular diagnostics business.

Isaac Ro—Leerink Swann—Analyst

Great. And then lastly, just to clarify on the type of approval you’re looking for. Are you expecting a broad screening approval or would it just be for high-risk patients. If I heard correctly you were talking directly about high-risk patients and I was trying to understand how you look at that market opportunity relative to the patient population?

Unidentified Company Representative

You know, Jorge had to step out for a brief second. So he’ll be back in in a moment if we can come to that at the end here.

Jack Cumming—Hologic—Chairman, CEO

We’ll certainly revisit that.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Isaac Ro—Leerink Swann—Analyst

Thanks.

Operator

Jonathan Block, SunTrust Robinson Humphrey.

Jonathan Block—SunTrust Robinson Humphrey—Analyst

Good morning. Most questions have been answered, I just have one on margin structure. If we look back on Digene’s gross margins, they were very attractive I believe in the mid-80s. And so just wondering, should we expect a similar margin structure for your HPV product? Or is there going to be any concession maybe in terms of price or anything inherently in the test that may differ that would prevent you guys from generating gross margins 80% plus?

Rob Cascella—Hologic—President, COO

We certainly have no intentions of having erosion relative to our pricing. There was certainly nothing in the inherent cost structure of the product to suggest that we will have anything lower than that. And there is no plan on our part to force any kind of erosion as a result of this conversion. So no, we’re very optimistic with the margin structure that is traditional for this business.

Jonathan Block—SunTrust Robinson Humphrey—Analyst

Okay, great. And then just in terms of the filings — and I don’t know if this goes back to the question asked previously. But were both of those filings concurrently, in other words the high-risk and the genotyping? And then in terms of approval, I think in the press release you mentioned expecting approval in the first half of ‘09 again. Is that specific for just high-risk or is that genotyping as well?

Rob Cascella—Hologic—President, COO

There were two separate filings, they were done concurrently. Our expectation and hope relative to the FDA is that all goes well with the review and that sometime in the first half of ‘09 that we would look for approval. It’s very difficult, just like with all of the undertakings with the FDA, they have to do their review and feel confident that this is the right product with the right kind of specifications or otherwise and that it is an effective product for the healthcare reasons.

I think we get a little concerned about being overly confident. I think what we want to do is say that we believe that everything was done appropriately and correctly with the filings and the data thus far. And depending upon FDA review, if it goes as we would hope, that we believe that we’ll have a commercial release of the product in the first half of ‘09.

Now comments as to the differentiation between the two PMAs, the genotyping PMA will be a more challenging one. But nonetheless, those are both under FDA review at this point in time and we’ll know more as this process unfolds.

Jonathan Block—SunTrust Robinson Humphrey—Analyst

Okay, great. And maybe just one last one for you, Glenn. Certainly the acquisition specifically is for the HPV assets, but that said Third Wave has I guess maybe close to $40 million this year in the other product, cystic and hep C. So maybe can you speak a little bit to the fact of how you guys arrived at the purchase price. In other words, how you and what value you ascribed to these other businesses and what that would imply for the HPV assets? Thank you.

Glenn Muir—Holigic—EVP, CFO

Jonathan, I think you bring up a good point. There is an existing business there that’s continuing to grow on the revenue side that is not lost on us. We continue to see an expansion there. We believe what we bring to the party is the ability to expand faster in Europe for all the products including HPV today through our current channels. And then especially in the U.S. we have the ability to utilize what we have in place on the channel network.

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  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

So we reviewed all this when we took a look at the kind of growth we would get beyond 2009. We appreciate that 2009 is certainly a big year from an approval standpoint and that will be the year that we really kick off any kind of revenue growth. So we focused on 2010 from an accretion standpoint going forward and the type of revenue growth we could drive in this project segment.

So when we look at the Third Wave business and the molecular testing, we believe off of the ‘09 numbers we can grow revenues at 50%. That’s a significant inclusion in our diagnostic segment. And as we look at all our segments we are looking for those future products and those future drivers.

And just to remind everybody, in our breast health segment in fiscal ‘09 we have a tomosynthesis which we’ll talk about which would be a future driver of that segment. In the surgical business we have Adiana for permanent sterilization which would be a future driver for that segment. And now in the diagnostics group we are looking forward to this molecular platform of which HPV will probably lead the way.

Jonathan Block—SunTrust Robinson Humphrey—Analyst

Okay, great. Thanks, guys.

Operator

Charles Chon, Goldman Sachs.

Charles Chon—Goldman Sachs—Analyst

Good morning. Just a quick follow-up to a question that was asked before. As we think forward to the commercial launch for these HPV tests, clearly there’s going to be a very important educational aspect to this. And once again, going back to just some of these strong expectations that you have for the products going forward, could you give us a little bit more granularity around how you can see this — how you have this visibility for the ramp going forward?

Rob Cascella—Hologic—President, COO

And the ramp specifically as it relates to this newly acquired HPV business?

Charles Chon—Goldman Sachs—Analyst

Absolutely.

Rob Cascella—Hologic—President, COO

The market opportunity is present. I don’t think anyone is questioning where the opportunity is today nor where the potential of the opportunity is for the future in terms of market growth. We believe that we have superior technology with Third Wave, so we have the ability to displace competition in some respects.

We also believe that we have the ability with a very strong presence in the OB/Gyn market as well as the lab market with our sales infrastructure to be able to penetrate that market very successfully, meaning increase adoption as well for better education, better market presence and the like.

We also feel that we have a strong presence outside the United States so we can leverage that with selling this product and all of these technologies around the world. So our expectations in terms of where we think the potential of the business is is really the result of having a superior technology and a market presence that we can use to now promote that technology.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Jack Cumming—Hologic—Chairman, CEO

And Rob, I would just echo that. It’s not just us standing up and saying — or the folks at Third Wave — it’s a superior technology. It is really pointing to abstracts in peer reviewed journals where they have indicated that our test, the Third Wave test, has a lower false negative rate than other available technologies and I think that’s very powerful.

Charles Chon—Goldman Sachs—Analyst

Right. And clearly that’s very evident. I’m just curious as to whether or not there needs to be more work done around just head to head kind of comparisons to make certain that there’s unquestionably a differentiated benefit here?

Rob Cascella—Hologic—President, COO

I think that there’s a lot of work that has to go in from a market education perspective and we’re not at all suggesting that this happens on autopilot. Our intentions are to invest on the marketing side which is already our diagnostic resource for medical education, market education, clinical education, have really the data presented that is the evidence of the superiority of the technology — those are all things that are not — I mean, we view that as our SOP on the launch of a new technology. Howard, what can you add to that?

Howard Doran—Hologic—President Diagnostic Products

Rob, one thing I would also like to add is, again, if you go back to really the things that we’ve been talking about from a lab and an OB/Gyn perspective, they would be equally beneficiary to both. We’ve talked a couple times this morning about specificity. The lab provides a better result, the physician gets a better answer. So we think that’s going to be very important.

the QNS, we’ve talked about it more from an economic standpoint for the laboratory because there will be more results that they’ll be able to actually bill managed care. But the real beneficiary again is the doctor. Right now 5% of the time on the other assay out of the ThinPrep vial the answer is not being able to be provided back to the doctor who then can’t counsel that patient. So yes, it’s very good for the laboratory, but it’s equally beneficial for the clinician.

And again, more future out, when we start talking about 16 and 18 genotyping, again, dual benefit, greater opportunity from a lab to offer a wider testing menu, but additional information for the OB/Gyn for better patient management. So those three things coupled together are a very compelling argument for both clinician and laboratory.

Jack Cumming—Hologic—Chairman, CEO

A question I guess I would add in that is that it’s not that this is a new product. I mean, HPV has been around for quite a while. And 2003 I believe was the formal U.S. approval and the launch with the DNA and — DNA path. And medical societies have spent a lot of time vetting this out. And of course, Digene, which was the pioneer in the business, has spent a lot of energy educating the public about the benefits of the testing and now under QIAGEN certainly they’re doing the same thing. So we’re certainly going to follow with our own information what is already certainly out in the public domain in a big way, but we’ll just take our approach to it.

Dr. Rowan Hesti—Hologic—Scientific Liason, Business Development Team

The only other thing I would add is that there are actually publications out there in the public domain at the moment that are head-to-head comparisons. And for people who are looking for head-to-head comparisons between the two technologies, there are existing publications out there currently and we would expect those appointment of those publications to increase considerably once this becomes a publicly available product.

Operator

Quintin Lai, Robert W. Baird.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Quintin Lai—Robert W. Baird—Analyst

Congratulations on the deal. All of my questions have been answered.

Operator

Bill Quirk, Piper Jaffray.

Bill Quirk—Piper Jaffray—Analyst

Good morning. First question, just to clarify — we’ve heard a couple of statements here on the call. Are the expectations that the Third Wave test has both lower rate of false positives as well as a lower rate of false negatives than the competition? I thought I heard both out there; I just want to clarify that.

Dr. Ellen Sheets—Hologic—CMO

I think that if you look at some of the current peer review publications you can see that the ability of the Third Wave test to pick up on HPV is more specific at times in the small data set so far. I think until we actually come out with the full PMA data set it’s going to be hard to give you hard, fast numbers about what this test’s sensitivity and specificity are. And I defer to Jorge to add color to that at this point.

Jorge Garces—Third Wave—SVP, Research and Development

Absolutely I agree. Once we go through the PMA process we’ll be glad to share more of those numbers. However, a number of key opinion leaders have looked at our data and are very supportive of what they’ve seen.

Bill Quirk—Piper Jaffray—Analyst

Very good. And then secondly, and I certainly understand this is a rather sensitive question, but is it safe to assume, guys, that we will pursue an approval for testing from all the liquid based collection medium?

Jack Cumming—Hologic—Chairman, CEO

Could you say that one more time?

Bill Quirk—Piper Jaffray—Analyst

The question is whether or not you will pursue approval out of all of the liquid based collection medium?

Jack Cumming—Hologic—Chairman, CEO

Absolutely.

Bill Quirk—Piper Jaffray—Analyst

Great. And then last question for me is whether or not there are any plans to potentially accelerate some of the other products in Third Wave’s pipeline such as hospital acquired infections.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Jack Cumming—Hologic—Chairman, CEO

I think that’s a strong potential. I think we want to take advantage of all the technology that Third Wave presents. And as a result of that we’ll be investing heavily in those areas as well. But we certainly don’t want to get distracted from Third Wave’s initial objective which is to bring to market their HPV test.

Dr. Rowan Hesti—Hologic—Scientific Liason, Business Development Team

Sorry, if I could just go back to the question before about the false positive rate. We believe that there are some inherent technological advantages that the Invader chemistry has which is what made it very attractive to us. And I think without getting deep into the science here, there are some specific characteristics that it has that we think will lend itself to a lower false positive rate. For example, using two probes for detection of the HPV sequence as opposed to one probe, so there are other alternative technologies used. So yes, we do believe that hopefully we’ll have a lower positive rate.

Jack Cumming—Hologic—Chairman, CEO

Just to reiterate. Obviously we wouldn’t be here today if we were not really sure of the fact that this was the best technology that is available. And that it would be a another number one product in our portfolio of products. So we’ve done an exhaustive look at the data. We have had outside advisors look at the data in the filings, so we have felt very strongly relative to this. Dr. von Stetten wanted to add something.

Dr. Eric von Stetten—Hologic—Director of Research

I just want to be as clear as possible. On the false positives it’s rather well established that the other test that’s in the market does have cause reactivity between different HPV viruses and sometimes you get a positive when in fact it isn’t one of the viruses that’s supposed to be tested for.

On the false negative side, the internal controls are very, very important because what you do get on the other competitive product sometimes is since there’s no internal control you can get a negative when there wasn’t any simple at all. So for the physician to get a negative when they didn’t even send a sample to a lab in theory is a bad thing. So we have a false positive advantage technologically and a false negative advantage.

Bill Quirk—Piper Jaffray—Analyst

Very good. Thank you very much.

Operator

Matthew Scalo, Canaccord Adams.

Matthew Scalo—Canaccord Adams—Analyst

Just two quick questions here. If I take the assumption that HPV is going to account for 40% of the $60 million contribution in fiscal ‘09, that’s about $24 million. Can I get a U.S., OUS breakout of that $4 million? And then I would assume it’s 100% the manual Invader chemistry process on that; maybe I could get a sense of the timing of when the automated system comes on board. And is that across all molecular diagnostic bests or is that just on the HPV process?

Unidentified Company Representative

Matt, let me try. I think it’s going to be hard for us at this call or at this time to get too specific with the exact revenue breakdown. We’re trying to give an indication of what we expect to happen in FY ‘09. But let me just say that when we think about the $60 million and when we think about HPV we are anticipating approval in the U.S. in our model. So we do have revenue from that based upon approval.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

However, it’s not solely dependent upon FDA approval for the U.S. Because if we think it we are today selling the HPV product in the U.S. When approval does is it gives us a wider audience here in the U.S. So we are expecting those revenues to continue here locally.

But the other point is — number two, we have approval, we have the CE Mark in Europe and can begin selling in Europe. That has not yet happened to date, but under Hologic’s tutelage it will happen. When we (technical difficulty) will immediately launch in Europe, so there will be a brand-new rollout. So when we think about the $60 million and we think about the 40% we are expecting to continue to grow that productline even without the first half of ‘09 FDA approval.

Matthew Scalo—Canaccord Adams—Analyst

Okay. And the timing of the automated system and the contribution across the floor for molecular diagnostic testing there?

Jorge Garces—Third Wave—SVP, Research and Development

I think one of the assumptions that people are making is that everyone will use the current product in its manual form. And in fact, there are a number of customers already using readily available automation systems to automate our chemistry. They’ve been doing that for years. And so platforms are available out there that will enable them to automate this. Given that, we are looking at development of our own instrument platform sample and result out and we hope to have that ready in time to follow up with a supplemental submission upon approval of the manual process.

Jack Cumming—Hologic—Chairman, CEO

Any more questions, Roki?

Operator

Dan Leonard, First Analysis.

Dan Leonard—First Analysis—Analyst

Thanks for taking my question. Just a clarification for Glenn. Glenn, I want to make sure I heard your revenue assumption properly. Did you say it was a 50% CAGR over five years you’re expecting from the $60 million number or from some other number?

Glenn Muir—Holigic—EVP, CFO

I’m sorry, from the expected FY ‘08 number, Dan. I may have misspoke on that. From the expected FY ‘08, which is in the $35 million range, over five years we are expecting 50% compounded.

Dan Leonard—First Analysis—Analyst

Okay. Thank you very much.

Operator

Kaey Nakae, Collins Stewart.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Kaey Nakae—Collins Stewart—Analyst

My question is for Kevin. Kevin, the synergies between Third Wave and Hologic are obvious and compelling. My question for you is why is now the right time for Third Wave to go forward with this agreement? And per Jack’s statement that the process began this spring. Has that allowed enough time for all interested parties to complete their evaluations?

Kevin Conroy—Third Wave—President, CEO

Really two answers. First of all on the first point, one of the compelling value propositions here is the exceptional people at both Hologic and Third Wave and a commitment to developing products that save women’s lives in a deep commitment over the long haul. In terms of a process, we ran a very thorough process and there will be more detail that will be provided at a later date.

Kaey Nakae—Collins Stewart—Analyst

Okay, thanks.

Operator

Bruce Jackson, RBC Capital Markets.

Bruce Jackson—RBC Capital Markets—Analyst

Can you tell us how many sales and marketing people Third Wave has and are they going to be part of the new organization?

Jack Cumming—Hologic—Chairman, CEO

We’ll let Kevin talk about the number of his people by department, not us. Kevin?

Kevin Conroy—Third Wave—President, CEO

We have a world-class sales and service organization with leaders from the various top-notch molecular diagnostics companies and we have altogether roughly 40 people in sales, marketing and service.

Bruce Jackson—RBC Capital Markets—Analyst

Okay. And then the other question I’ve got is for Glenn. Do you have any sort of estimate of cost synergies that you think you can obtain over the next couple of years?

Glenn Muir—Holigic—EVP, CFO

Bruce, we’ll give more color on that as we move forward. The cost synergies are really leveraging the Hologic sales and marketing organization to drive revenues to a higher level. That’s where we feel we add the most value.

Bruce Jackson—RBC Capital Markets—Analyst

All right, thank you.

Operator

Josh Jennings, Jefferies.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Josh Jennings—Jefferies—Analyst

Good morning. Thanks for taking the question. Just one question. Could you speak on Third Wave’s pipeline products outside of HPV testing, timelines for commercialization and how they fit into the current Hologic diagnostic business and what your diagnostic R&D products focus will be in the future? Focus on women’s health diagnostic testing with screening or will you venture out into the broader diagnostic testing market?

Jack Cumming—Hologic—Chairman, CEO

I think we should let Jorge take a first shot at this and then we can add on.

Kevin Conroy—Third Wave—President, CEO

This is Kevin. Our area of focus has been around HPV. We’ve made it very clear that we focus as a company and that the HPV development challenge and clinical challenge is of primary importance for an organization with 180 people to spend time on. So we’ve made that a priority ahead of others. We have announced publicly that our MRSA assay in an ASR format would be launched in the second half of 2008. And we’ve also discussed the fact that we have been developing a Chlamydia gonorrhea test as well.

So those are the key products. We also have an important pharmacokinetic companion diagnostic partnership with LabCorp, and we have other products in the pipeline that we haven’t talked about. The key thing and the key importance for this company in the past and I’m sure in the future will be focus.

Josh Jennings—Jefferies—Analyst

Well said, Kevin. Great, thanks very much.

Operator

Zarak Khurshid, Caris.

Zarak Khurshid—Caris—Analyst

Thanks for taking my questions. Most of them have been answered. Kevin, to the extent that you can, why did you choose to sell the Company now versus after FDA approval next year? And then for the Hologic team, what are your assumptions again for the size and growth of the HPV market in 2009 and 2010? Thank you.

Kevin Conroy—Third Wave—President, CEO

Again, we will provide a thorough detail around the process. But it was a thorough process and we have been approached in the past, I think that is public — it’s public that Digene — we had discussions with Digene sometime ago and other than that I’d hold off. In terms of the details of the growth of the market, I will leave that to Hologic to answer those questions.

Jack Cumming—Hologic—Chairman, CEO

Let’s have Rob.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Rob Cascella—Hologic—President, COO

Initially — when we look at the market, we think today in the domestic or U.S. market is a couple hundred million dollars. The potential of that market over a three- to five-year period can be a $400 million market in the U.S. We believe there is an equivalent market outside the U.S., but it will be much slower from an adoption perspective as evidenced by the success that the current incumbent has in that market.

So overall I think we’re looking at a worldwide market of close to $800 million, but the U.S. market developing at a rate that gets it to a $400 million available market, but over let’s say a three- to five-year period. And an international market that’s probably a five to seven year period at best. Anything else?

Operator

Tycho Peterson, JPMorgan.

Tycho Peterson—JPMorgan—Analyst

Thanks for taking the call. A question for Kevin or Jorge. On the full velocity patents that you guys just signed off rights to for quantitative PCR, can you give us a sense as to is this strategically important to the portfolio how do we think about that?

Kevin Conroy—Third Wave—President, CEO

It is very strategically important. It’s the next generation of Invader technology that shows demonstrably better performance than real-time PCR, the leading [tack man] technology. This will be important for the Company and it is just an incredible development by the scientists at the Company that will be important for our clinical diagnostic products in the future.

It opens up our ability to do things with micro RNA detections, oncology products that up until now very few companies have been able to detect those extremely small molecules and quantitate them. It also is an unbelievably strong platform for messenger R&A detection. So we’re excited about this and what it can mean for the business. It also opens up opportunities in the life sciences research tool space.

Zarak Khurshid—Caris—Analyst

Okay. And I appreciate the color on some of the other businesses in the Third Wave portfolio. Jack, as you look at things, are there opportunities potentially for divestiture as well? I mean in particular I guess I’m thinking about areas like ag that may not be part of the core focus?

Jack Cumming—Hologic—Chairman, CEO

No, right now we haven’t considered any divestitures at all. We’ll be getting into all those things down the road, but that was not even one of our considerations going in.

Zarak Khurshid—Caris—Analyst

Okay, great. Thanks a lot and congratulations on the deal.

Operator

Un Kwon-Casado, Pacific Growth Equities.

Un Kwon-Casado—Pacific Growth Equities—Analyst

Good morning. Just one quick question. I was wondering, could you specifically break out the number of sales reps you have specifically targeted towards the lab customers? And do you feel you need to grow this team at all to focus more on molecular labs or is there customer overlap?

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Jack Cumming—Hologic—Chairman, CEO

Howard will take this question.

Howard Doran—Hologic—President Diagnostic Products

First and foremost, at the OB/Gyn level we have approximately 90 reps that will actually be in talking about our core products. And if you think about the call points, it’s really two conversations. We now will be talking about much more globally cervical cancer screening with our ThinPrep product as well as the addition now of the HPV assay.

The second conversation those folks are responsible for is the full-term product for preterm labor. And so we are actually having prenatal testing conversations each and every day. So that group will be responsible for cervical cancer screening which will incorporate, again, ThinPrep as well as the Cervista assay. And then on the prenatal side they’ll be talking about full-term and also cystic fibrosis testing. And on the laboratory side we have approximately 29 reps that go out and call on the clinical labs as well as the large cytology labs.

So I would suggest to you that the majority of these customers — there is a tremendous amount of overlap. Is it overlap for all the customers? Certainly not, but for the majority absolutely. So we are calling right into our sweet spot both at the physician level as well as at the laboratory level. We would anticipate the size of our lab organization to grow as part of this acquisition. We expect our physician office organization to stay a similar size to what it is today.

Jack Cumming—Hologic—Chairman, CEO

One thing I’d add, Howard, and that is that we have 15 management people in the field that are working with all these folks and that’s in addition to the numbers that you’ve given.

Howard Doran—Hologic—President Diagnostic Products

Correct.

Un Kwon-Casado —Pacific Growth Equities—Analyst

Okay, great. And is it possible at all to get a size of the magnitude as to how large you’re going to grow the lab team? Is it by a factor of two or four?

Jack Cumming—Hologic—Chairman, CEO

No, I don’t think it would be. There are already some very good people that are currently employed at Third Wave and we see them working with our current team and we see no reason that we would be adding beyond that. We cover the waterfront here very much in-depth. So I don’t see us really adding beyond that. Howard?

Howard Doran—Hologic—President Diagnostic Products

That’s correct. My statement of adding was more the new associates from the Third Wave team joining our laboratory team, not going larger than that at this time.

Un Kwon-Casado—Pacific Growth Equities—Analyst

Okay, thanks very much.

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FINAL TRANSCRIPT

  Jun. 09. 2008 / 8:30AM ET, HOLX - Hologic Acquisition Announcement of Third Wave

Operator

There are no further questions at this time. I’ll turn it back to our speakers for any additional or closing comments.

Jack Cumming—Hologic—Chairman, CEO

Okay. First of all, I’d like to thank of course Kevin and Jorge for joining us today. And certainly again, a real welcome to the folks at Third Wave. We’re very anxious to complete the transaction, move forward and be one family. The reality is that they have an exciting molecular portfolio that we think lends itself wonderfully to our current infrastructure. We think we can do great things together.

Again, as a reminder, Glenn is leaving later this afternoon to go out to California with Howard. Dr. Hesti and Rob will be in New York at the Needham conference, so they’ll be there, I encourage you to seek them out. And I think that’s about it. So with that I wish you all the best. And thank you, Roki.

Operator

Ladies and gentlemen, that does conclude today’s conference call. We thank you for your participation. Have a great day.

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Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the acquisition of Third Wave by Hologic, including future financial and operating results, the expected permanent financing for the transaction, Hologic’s and Third Wave’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Third Wave caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

Risks and uncertainties include, among others: the ability of the parties to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the risk of Third Wave’s products not obtaining regulatory approval or significant delays in obtaining such approval; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require Hologic to increase the financing available to it under its existing credit agreement with Goldman Sachs Credit Partners L.P. While Hologic has obtained a commitment for such increased financing, Hologic’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject Hologic’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Third Wave have filed with the SEC contain additional factors that could impact Hologic’s business and financial performance. Hologic and Third Wave expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

This description contained herein is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of Third Wave’s common stock described herein has not commenced. At the time the Offer is commenced, Hologic and Thunder Tech Corp. (a wholly owned subsidiary of Hologic) will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO containing an offer to purchase, the form of the letter of transmittal and other documents relating to the tender offer, and Third Wave will file with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. Hologic, Thunder Tech Corp. and Third Wave intend to mail these documents to the stockholders of Third Wave. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information about the tender offer, including the terms and conditions of the offer and stockholders of Third Wave are urged to read them carefully when they become available before they make a decision with respect to the Offer. Stockholders of Third Wave will be able to obtain a free copy of these documents (when they become available) at http://www.hologic.com and the website maintained by the SEC at http://www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) by contacting Hologic or Third Wave.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), Hologic uses the non-GAAP financial measures “adjusted EPS” and “EBITDA”. Adjusted EPS excludes the write-off and amortization of acquisition-related intangible assets, and tax provisions/benefits related thereto. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. Neither adjusted EPS nor EBITDA is a measure of operating performance under GAAP. Hologic believes that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts Hologic’s performance, especially when comparing such results to previous periods or forecasts. When analyzing Hologic’s operating performance, investors should not consider these non-GAAP measures as a substitute for net income prepared in accordance with GAAP.